

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Frank Calderoni
Chairman & Chief Executive Officer
Anaplan, Inc.
50 Hawthorne Street
San Francisco, CA 94105

  Re: Anaplan, Inc.
   Form 10-K for the Year Ended January 31, 2020
   Filed March 30, 2020
   File No. 001-38698

Dear Mr. Calderoni:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: Gary Spiegel - Senior VP & General Counsel, Anaplan